UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934



                             CUSA TECHNOLOGIES, INC.
  ---------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $.001
  ---------------------------------------------------------------------------
                         (Title of Class of Securities)

                                     126586106
  ---------------------------------------------------------------------------
                                 (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 126586106                                  13G

1.    NAME OF REPORTING PERSON

Gary L. Leavitt  (SS ####-##-####)

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)   ___
(b)   ___

3.    SEC USE ONLY


4.    CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.    SOLE VOTING POWER             260,100

6.    SHARED VOTING POWER           707,330

7.    SOLE DISPOSITIVE POWER        260,100

8.    SHARED DISPOSITIVE POWER      707,330

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

967,430

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

N/A

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9.                 10.54%

12.   TYPE OF REPORTING PERSON*             IN

CUSIP No. 126586106                                  13G

1.    NAME OF REPORTING PERSON

Karen Leavitt


2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)   ___
(b)   ___

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.    SOLE VOTING POWER             -0-

6.    SHARED VOTING POWER           497,360

7.    SOLE DISPOSITIVE POWER        -0-

8.    SHARED DISPOSITIVE POWER      497,360

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

497,360

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

N/A

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9.                 5.60%

12.   TYPE OF REPORTING PERSON*             IN

Item 1.  (a).  Name of Issuer:  CUSA Technologies, Inc.

         (b).  Address of Issuer's Principal Executive Offices

                  986 W. Atherton Drive,
                  Salt Lake City, Utah 84123

Item 2.  (a).  Names of Persons Filing:

         Gary L. Leavitt and Karen Leavitt (the "Reporting Persons")

         (b).  Address of Principal Business Office or, if None, Residence

                  986 W. Atherton Drive
                  Salt Lake City, UT 84123

         (c).  Citizenship:  United States

         (d).  Title of Class of Securities:  Common Stock, par value $.001

         (e).  CUSIP No.:  126586106

(a) Item 3. This statement is not filed pursuant to Rules 13d-(b), or 13d-2(b).

Item 4.  Ownership

         (a)   Amount Beneficially Owned

         Amount beneficially owned by Mr. Leavitt  as of
         December 31, 1996:                                       967,430

         Amount beneficially owned by Mrs. Leavitt as of
         December 31, 1996:                                       497,360


         (b)   Percent of Class

         Percent of class owned by Mr. Leavitt as of December 31, 1996: 10.54% Percent of class owned by Mrs. Leavitt as of December 31, 1996: 5.6%

         (c)   Number of Shares as to which such person has:

                  (i)  sole power to vote or to direct the vote:

                   As of December 31, 1996, Mr. Leavitt had sole power to vote or direct the vote of 260,100 shares underlying currently exercisable options. Mrs. Leavitt did not have the sole power to vote or to direct the vote of any shares.


                            (ii)   shared power to vote or to direct the vote:

         As of December 31, 1996, Mr. Leavitt had shared power to vote or direct the vote of 707,330 shares which includes 497,360 shares held by the Reporting Persons as joint tenants and 100,000 shares held by the Lynette Leavitt Family Trust and 109,970 shares held by the Lyman Leavitt Family Trust, of which, in both cases, Mr. Leavitt is one of three trustees who have shared power to direct the vote of the shares.

                            (iii) sole power to dispose or to direct the disposition of:

         As of December 31, 1996, Mr. Leavitt had sole power to dispose or direct the disposition of 260,100 shares underlying currently exercisable options. Mrs. Leavitt did not have the sole power to dispose or direct the disposition of any shares.
         .

                  (iv) shared power to dispose or to direct the disposition of:

         As of December 31, 1996, Mr. Leavitt had shared power to dispose or to direct the disposition of 707,330 shares which includes 497,360 shares held by the Reporting Persons as joint tenants and 100,000 shares held by the Lynette Leavitt Family Trust and 109,970 shares held by the Lyman Leavitt Family Trust (collectively, the "Trust Shares"), of which, in both cases, Mr. Leavitt is one of three trustees. However, since Mr. Leavitt's power to dispose or to direct the disposition of the Trust Shares is subject to the approval of one of the other trustees, who is also the grantor of the trust res, Mr. Leavitt disclaims the power to dispose or to direct the disposition of the Trust Shares.


          Item 5.  Ownership of Five Percent or Less of a Class

N/A

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8.  Identification and Classification of Members of the Group.

N/A

Item 9.  Notice of Dissolution of Group

N/A

Item 10.  Certification
N/A

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                     Date: February 17, 1997

                                                     Gary Leavitt

                                                     /s/ Gary Leavitt
                                                     --------------------------
                                                     Signature